SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02046836

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.

For 22 July 2002

STAGECOACH GROUP PLC
(Translation of registrant's name into English)

10 Dunkeld Road
Perth, PH1 5TW
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____ No ✓

22nd July 2002

STAGECOACH GROUP PLC
Preliminary results for the year ended 30 April 2002

FINANCIAL HIGHLIGHTS

- Turnover £2,111m (2001 - £2,084m)
- Profit before tax[1] £107m (2001 - £123m[2])
- Free cash flow £184m (2001 - £228m)
- Earnings per share[1] 6.3p (2001 – 7.5p[2])
- Dividend per share re-based to 2.6p (2001 – 3.8p)

[1]Profit figures are stated before goodwill amortisation and exceptional items
[2]Prior year comparative figures have been re-stated for FRS 19, "Deferred Tax"

BUSINESS HIGHLIGHTS

- Agreement with Strategic Rail Authority on Virgin Rail Group underpins viability of CrossCountry franchise and long-term shareholder value on West Coast franchise
- South West Trains deed of amendment signed
  - Discussions continuing on long-term franchise
  - New franchise agreement to be signed later this year
- New rolling stock deliveries progressing on our three major rail franchises
- UK Bus sees strong growth in London and regional partnership centres
- Rail development strategy on course; first international partnership with Wellington Regional Council
- Continued strong performance from Overseas Bus
- Coach USA costs under control; May/June revenues 8% below the prior year; full year operating profits expected to be no better than 2002
- Full business review of Coach USA to be undertaken by December 2002

BOARD CHANGES

- Keith Cochrane resigns as Chief Executive
- Brian Souter, Executive Chairman, to become acting Chief Executive
- Robert Speirs, Senior Independent Director, to become acting Non Executive Chairman

Brian Souter, Acting Chief Executive, said:

"I am pleased to report that results for the year ended 30 April 2002 are in line with expectations but we are disappointed with trading at the start of this financial year in Coach USA. As a result of this further setback at Coach USA the Board has asked for a full review of our North American business. Keith Cochrane, who has had responsibility for the management and strategy of the Coach USA operations, has resigned as Group Chief Executive and the Board has accepted this with regret.

The Board has asked me, as acting Chief Executive, to initiate this review and report the findings by December 2002.

Keith Cochrane has made a significant contribution to Stagecoach during his eight years with the Group and I would like to record my personal thanks for his hard work and dedication during that time.

I am pleased that Virgin Rail Group has reached an agreement with the Strategic Rail Authority that helps secure the future viability of both its rail franchises."

Inquiries to:

Robert Ballantyne, Stagecoach Group – 01738 442 111
John Kiely, Smithfield Financial – 020 7360 4900

ACTING CHIEF EXECUTIVE'S STATEMENT

In common with the transport sector as a whole, Stagecoach Group has faced unprecedented challenges over the past year. The economic aftermath of the tragic events of September 11 in the USA and the well-documented problems of the UK rail infrastructure network resulted in a difficult trading environment.

Turnover for the year was £2,111.4m (2001 - £2,083.5m). Operating profit before goodwill amortisation and exceptional items was £166.6m (2001 - £198.9m). Earnings per share on an equivalent basis were 6.3 pence (2001 – 7.5 pence).

The Board of Directors are recommending that a final dividend of 1.3 pence per share (2001 – 2.5 pence) is proposed, giving a total dividend of 2.6 pence (2001 – 3.8 pence). This rebasing of the dividend reflects the reduction in current year profitability and the current outlook.

The new financial year has begun with a major step forward in each of our two main rail businesses. At South West Trains, we signed a deed of amendment in June 2002 to the existing franchise which is due to expire in February 2003. This provides for additional funding to be made available by the Strategic Rail Authority to facilitate work on a number of new projects that will form part of the new long-term franchise at South West Trains. The signing of the new franchise agreement is expected later this year.

At Virgin Rail Group, we have reached an agreement with the Strategic Rail Authority that ensures the ongoing commercial viability of the West Coast Main Line and CrossCountry franchises (details of which are appended to this release). While discussions are continuing over the longer-term structure of both franchises, this is a very positive development in the delivery of a new inter-city rail network. Together, Virgin Rail Group and South West Trains account for around 25% of the revenues of the UK Rail network and these two developments will help to secure our long-term presence in that market.

During the year, passenger services at South West Trains were disrupted by industrial action. We felt the disputes were unjustified and unnecessary. We had a clear strategy to protect our passengers' interests and this proved to be successful. I believe the strong management action adopted will make the process easier to manage in the future and we will continue to seek to create an improved industrial relations climate.

I also believe that the train operating companies must be involved with the Strategic Rail Authority in the development of its strategy for the UK rail network. Earlier in the year, we issued a document entitled "A Platform for Change". This document was intended as a discussion paper that advocated vertical integration for the railways, which would be achieved by bringing the trains and the track under a single management structure. I continue to believe that a more integrated rail industry would not only further support the delivery of a safe and reliable rail network but would also align with the interests of passengers and shareholders alike.

In North America, we were encouraged by the way Coach USA was moving forward prior to September 11. Our challenge is to regain that momentum against a backdrop of global uncertainty and a difficult operating environment.

The cost base of Coach USA is firmly under control but revenues and therefore operating profits for the first two months of the financial year were below our expectations. Reported revenues were disappointing across Coach USA. The uncertain economic environment in North America has lead to reduced spending by organisations and individuals on leisure activities and this has impacted our charter, tour, airport, taxi and sightseeing related businesses. Our scheduled line run operations have also been disappointing as commuter traffic has fallen reflecting the economic down-turn. As a result of this further setback at Coach USA the Board has asked me to initiate a full review of our North American business. I will report to the Board the findings of this review by December 2002.

I am deeply saddened that Keith Cochrane has resigned as Chief Executive of the Group. Keith has worked very hard for Stagecoach as Chief Executive and previously as Finance Director. As a result of Keith's resignation, the Board has appointed me as Acting Chief Executive and our senior non-executive director, Robert Speirs, as Acting non-executive Chairman. Following the completion of the business review of Coach USA, the Board will agree the most appropriate management structure for the Group going forward.

During the year, Iain Duffin joined our board as an independent non-executive director. His considerable managerial experience gained on both sides of the Atlantic is already benefiting the Group.

Brian Cox retired as Executive Director - UK Bus on his 55th birthday. Brian was instrumental in the reorganisation of our UK Bus operations and he has played a key role in the strengthened marketing and re-branding of our bus services. I would like to put on record my personal thanks for his strong and valued contribution to Stagecoach over the past 15 years.

It has been a particularly difficult and challenging year for the people who manage and deliver frontline services to customers. I want to record my grateful thanks for their energy, loyalty and hard work. We will continue to invest in our people; they have a crucial role to play at all levels in an increasingly competitive marketplace.

Stagecoach is focusing on innovative solutions to passenger transport needs in all its global operations. At Citybus, our excellent operational performance to date has put us in a good position to capitalise on new franchise opportunities which the Hong Kong Government has announced; in New Zealand we are working closely with Government and have introduced new services that are already delivering organic growth; in UK Rail we are working in partnership with the Strategic Rail Authority and others to deliver long term benefits to our passengers at Virgin Rail and South West Trains; and in our UK Bus division we continue to work closely in partnership with Transport for London and a number of local authorities and make significant investment in equipment and our people to deliver long-term growth.

It is vital that the entrepreneurial drive that private ownership delivers is maintained and harnessed to keep on delivering safety and service for the travelling public and value for our shareholders.

Brian Souter
Acting Chief Executive

OPERATING AND FINANCIAL REVIEW

The year to April 2002 has been uniquely challenging as a result of unparalleled acts of terrorism in North America, lengthy disruption to the UK rail infrastructure and an uncertain global economic environment.

The year ahead will be a challenging time for the Group but we have begun the year with actions that should secure our long-term interests in South West Trains and Virgin Rail Group. At Coach USA, we will be undertaking a full business review of our portfolio of businesses and will report the results of this by December 2002.

Overall results

Turnover for the year was £2,111.4m (2001 - £2,083.5m). Operating profit before goodwill and exceptional items decreased by 16.2% to £166.6m (2001 - £198.9m). This decrease in overall profits largely reflects a decline in revenues and profits earned by Coach USA following the events of September 11 and the effect of industrial action and increased costs at South West Trains. Adjusted earnings per share (before goodwill amortisation and exceptional items) fell from 7.5 pence to 6.3 pence.

Trading results

The trading results for the year are summarised below.

	Year ended 30 April 2002			**Year ended 30 April 2001***		
	Turnover £m	Operating Profit £m	Operating Margin %	Turnover £m	Operating Profit £m	Operating Margin %
UK Bus	567.9	71.1	12.5%	547.6	73.4	13.4%
Coach USA	682.3	41.2	6.0%	686.4	67.1	9.8%
Overseas Bus	194.7	34.1	17.5%	195.4	35.8	18.3%
Rail	402.8	31.3	7.8%	403.7	45.6	11.3%
Virgin Rail	261.2	10.8	4.1%	232.8	(2.8)	(1.2%)
Road King	-	12.9		-	13.8	
Group Overheads	-	(23.0)		-	(21.1)	
Other**	2.5	(11.8)		1.4	(14.0)	
Discontinued	-	-		16.2	1.1	
	2,111.4	166.6		2,083.5	198.9	
Exceptionals	-	(19.6)		-	(399.5)	
Goodwill	-	(50.5)		-	(68.2)	
	2,111.4	96.5		2,083.5	(268.8)	

* Re-stated for FRS 19, "Deferred Tax".
** "Other" includes the results of the trainline.com, other associates and joint ventures and consolidated restructuring costs.

Turnover for the year in UK Bus was £567.9m, compared to £547.6m in the previous year. The results for the previous year included a full year's trading from four depots in East Lancashire, which were disposed of in April 2001. Excluding these four depots, turnover increased by 6.2%.

Underlying UK Bus passenger volumes increased by 1.4% in the year, with particularly strong growth in London. Our targeted commercial and marketing plans are generating volume growth in a number of key towns and cities, and the bus market in the UK continues to offer good organic growth opportunities, particularly in urban areas.

Operating profit was £71.1m[1], compared to £73.4m in the previous year. This represents an operating margin of 12.5% (2001 – 13.4%). The reduction in operating margin principally arises from above inflation wage increases.

We are committed to playing an active role in achieving the objectives of the Government's 10-year transport plan. Our continued programme of modernisation will bring long-term benefits to the many communities we serve and to the environment.

We have more than 50 voluntary Quality Partnerships with local authorities across the country with many more under discussion for implementation within the next 12 months.

We are confident that, by continuing to work in partnership with local authorities, it can deliver a sustainable balance of network services, value for money for customers and growth opportunities for bus operators.

Coach USA

Coach USA's turnover for the year was £682.3m, compared to £686.4m in the previous year. Operating profit was £41.2m, compared to £67.1m in the previous year. This represents an operating margin of 6.0% (2001 – 9.8%).

We were encouraged by the financial performance of Coach USA during the early months of the financial year. Coach USA's revenues increased by 4.1% (excluding foreign exchange rate movements) in the four months to 31 August 2001. However, as we have previously reported, our progress and the results for the year were impacted by the terrorist attacks in the USA on September 11.

The Group took immediate action to reduce its cost base, including reducing non-driver headcount by 10%, cutting Houston head office staff by 40%, and taking 330 buses out of service. The $25m cost reduction programme was implemented within six weeks.

The business is now operating from a lower and more efficient cost base. As stated above, we will be conducting a review of the Coach USA business, the results of which will be communicated to the Board by December 2002.

Overseas Bus

Turnover for the year in Overseas Bus was £194.7m, compared to £195.4m in the previous year. Operating profit was £34.1m, compared to £35.8m in the previous year. This represents an operating margin of 17.5% (2001 – 18.3%). The fall in turnover and operating profit in the year is largely as a result of the disposal of our Portuguese operations and reduced revenue in Hong Kong due to the impact of severe weather in the first six months of the year.

Nevertheless, our Overseas Bus businesses have continued to report good underlying growth. Under our ownership, both our Hong Kong and New Zealand businesses have been able to report strong organic growth in passenger volumes. This growth has been achieved through a commitment from both government and Stagecoach to the continuous improvement of public transport.

[1] References to "operating profit" in the Operating and Financial Review refer to profit before interest, tax, goodwill amortisation and exceptional items.

Passenger volumes in New Zealand grew by 5.2% in the year, while local currency revenues grew by 12.2%. This growth has been achieved by the development of new products with the support of the local authorities. The New Zealand Government has provided "kick start" funding to encourage bus operators to begin operating new services and we have worked closely with the Auckland and Wellington Regional Councils in designing and delivering leading examples of these services.

Passenger volumes and revenues in Hong Kong were affected by 2 days of typhoons (2001 – Nil) and a further 30 days of severe rainstorms (2001 – 14). After excluding the effect of the severe weather, passenger volumes on the Hong Kong Island Franchise grew by 1% and on the Airport franchise by 10%. The underlying growth on the Airport Franchise has been achieved against a background of a global decline in passenger air traffic during the year.

Rail

Turnover for our Rail subsidiaries in the year was £402.8m (2001 - £403.7m), and operating profit was £31.3m (2001 - £45.6m). This represents an operating margin of 7.8% (2001 – 11.3%).

The operational performance at South West Trains is now slowly improving as the network benefits from some improvements in engineering reliability. Trading was, however, affected by the RMT industrial dispute earlier this calendar year, which resulted in six days of industrial action. This has reduced reported operating profits by approximately £9m in the second half of the year and was in addition to three days of industrial action in May 2001.

Overall turnover decreased 0.2% on the prior year with passenger volumes down 2.2%. This is largely as a result of the industrial action. However, we continue to believe that South West Trains offers good prospects for further passenger volume growth but the speed of recovery depends on a positive economic outlook combined with a sustained infrastructure improvement that will restore passenger confidence in rail travel.

Our share of Virgin Rail Group's turnover for the year was £261.2m (2001 - £232.8m). Our share of operating profit for the train operations was £10.8m compared to a loss of £2.8m for 2001.

We are pleased that Virgin Rail Group has returned to profitability during the year, although both the West Coast Main Line and CrossCountry franchises continue to experience poor infrastructure reliability and ongoing engineering work. Passenger numbers have been gradually recovering since the disruption experienced in the period following the accident at Hatfield. We announced today that Virgin Rail Group has reached agreement with the Strategic Rail Authority with regards to revised commercial terms on both its franchises that will secure their long-term viability.

In the UK, the continuing administration of Railtrack has affected every part of the rail industry, including investor sentiment, and no train operating company has been immune. However, with a new team and strong direction from the Strategic Rail Authority and the emergence of Network Rail, we believe the industry can now move forward and work together in delivering a much improved service to passengers.

We will continue to explore rail opportunities in markets where we see synergies with our existing operations. This strategy has been successful in New Zealand, where the strength of our bus operations in Wellington was key to our selection as partner to the regional council in bidding for the city's commuter rail network.

Joint ventures and associates

Our share of joint venture and associates' operating profits (before goodwill amortisation and exceptional items) was £18.5m compared to £4.8m in the prior year reflecting Virgin Rail Group's return to profitability. In addition to Virgin Rail Group (profit £10.8m; 2001 – loss £2.8m), the results include our share of thetrainline.com's operating losses which was £4.4m (2001 - £5.7m), our share of profits in Road King of £12.9m (2001 - £13.8m) and our share of operating losses of £0.8m (2001 - £0.5m) from our other joint ventures and associates. No further exceptional marketing and development costs were incurred in respect of thetrainline.com (2001 - £4.0m).

Restructuring costs of £6.6m (2001 - £7.8m) have been charged against operating profits, of which £4.9m relates to the restructuring at Coach USA, £1.5m relates to UK Bus and £0.2m relates to redundancy costs incurred in our other divisions.

Depreciation and amortisation

Total depreciation increased from £111.2m to £112.7m, reflecting continued capital investment and movements in the foreign exchange rates used to translate overseas depreciation charges. The annual goodwill amortisation charge was £50.5m compared to £68.2m in 2001, reflecting the fact that we recorded a goodwill impairment loss of £393.3m as at 30 April 2001.

Exceptional items

Net exceptional charges before tax of £14.3m (2001- £389.9m) were reported. These include charges of £19.6m associated with Coach USA committed business sales or closures and surplus vehicles, a gain of £6.0m on the disposal of our Portuguese bus operations, and a loss of £1.2m on the disposal of our interests in smaller operations in China and Australia. The results also include net property gains of £0.5m (2001 - £2.8m).

Finance charges

Net interest and financing charges decreased from £76.0m to £59.8m as a result of the favourable interest rate environment and gains on the repurchase of our bonds. EBITDA before exceptional items to interest was 4.7 times compared to 4.1 times in 2001.

Acquisitions

During the year the Group completed a number of small acquisitions in North America with a total enterprise value of £22.7m. These were tuck-in acquisitions of coach and taxi businesses.

Disposals

We disposed of our Portuguese bus operations in June 2001 for a consideration of £10.8m together with the repayment of inter-company debt of £3.3m. In addition, the purchaser assumed debt in relation to the business of £1.9m and future bus purchase commitments of £1.8m. Operating profits of £0.2m were reported in respect of these operations in the period from 1 May 2001 to the date of disposal. The transaction resulted in a £6.0m gain on disposal.

We also disposed of smaller operations in North America, Australia and China during the year. The remainder of our Australian business was disposed of in June 2002.

As a result of these disposals, goodwill of £3.7m that was previously written off prior to the introduction of FRS 10, "Goodwill and Intangible Assets", has been written back from reserves to the profit and loss account during the year.

Taxation

We have implemented FRS 19, "Deferred Tax" for the year ended 30 April 2002, which replaces the previous UK practice of partial provisioning for deferred tax with full provisioning. The prior year accounts have been restated, resulting in a reduction of £88.6m to net assets as at 30 April 2001 and an increase in the tax charge for the current year of £8.4m. The reported tax charge of £15.0m represents an effective rate of 35.7% on the profit before tax for the year with the variation from a "standard" UK tax charge of 30% arising largely as a result of non-deductible goodwill and foreign tax differences. This is in line with our expectations.

Cash flows

Cash generation across the Group remained strong with free cash flows amounting to £184.3m. This compares to £228.1m last year. Free cash flow per share decreased from 17.0 pence to 14.1 pence.

At 30 April 2002, net cash balances were £150.0m, a decrease of £10.0m from 30 April 2001. The Group remains in a net borrowing position and surplus cash balances are used to repay debt where possible.

Capital Expenditure

Capital Expenditure by division is summarised as follows:

	2002 £m	2001 £m
UK Bus	50.5	56.8
Coach USA	40.1	73.5
Overseas Bus	9.2	6.2
UK Rail	3.5	3.2
Discontinued - Prestwick Airport	Nil	2.1
Total	103.3	141.8

Balance sheet

Net assets have decreased by 1.2% from £920.3m to £909.1m. Net debt at 30 April 2002 decreased by 1.4% to £774.6m compared to £785.7m as at 30 April 2001. Based on net assets of £909.1m and net debt of £774.6m, book gearing at 30 April 2002 remains unchanged from the prior year level of 85%. The Group continues to have significant credit facilities. As at 30 April 2002, total credit facilities were £699.4m, £387.9m of which were utilised.

Reserves

A resolution was passed at an Extraordinary General Meeting in January 2002 to transfer £400m from the share premium reserve to another reserve. Court approval for this transfer and confirmation that this reserve constitutes a realised and distributable profit was received on 26 April 2002.

Accounting policies

The Group has implemented the transitional arrangements of FRS 17, "Retirement Benefits" and will make the necessary disclosures in its Annual Report and Accounts. FRS 19, "Deferred Tax", was also adopted during the year to 30 April 2002 as was UITF 34 "Pre-contract costs".

Current trading and outlook

In our rail division, the progress we have made on a new franchise at South West Trains and in resolving the commercial issues on the West Coast Main Line and CrossCountry franchises helps ensure the future success of these operations. Both South West Trains and Virgin Rail Group offer good growth potential in the longer term.

Overall passenger revenues for the 8 weeks prior to 22 June 2002 are up 10.3% on the prior year at Virgin Rail Group (the prior year revenues were impacted by a heavily discounted fares promotion campaign) and were consistent year on year at South West Trains.

At Coach USA, revenues have not yet recovered to pre September 11 levels and in the first two months of the new financial year, revenues were approximately 8% below prior year levels. This reflects a softening US economy and an increasingly competitive market. We are now in the peak summer period and the disappointing start has prompted us to undertake a detailed review of the Coach USA operations. At this stage, we do not anticipate trading to improve and expect operating profits for Coach USA to be no better than 2002.

In UK Bus, we are examining a range of initiatives intended to deliver future organic growth and we have continued our success in recent Transport for London contract tenders.

Our Overseas Bus businesses continue to perform well. Despite high unemployment and the sluggish economy in Hong Kong, Citybus continues to see revenue and passenger growth. Our New Zealand business is now achieving high levels of organic growth.

Consolidated Profit and Loss Account

	Notes	Unaudited Year to 30 April 2002 Performance Pre goodwill and exceptionals £m	Goodwill and exceptional items £m	Results for the year £m	Audited Year to 30 April 2001 Restated Performance Pre goodwill and exceptionals £m	Goodwill and exceptional items £m	Results for the year £m
Turnover: Group and share of joint ventures	1	2,111.4	Nil	**2,111.4**	2,083.5	Nil	**2,083.5**
Less: Share of joint ventures' turnover		(263.7)	Nil	**(263.7)**	(234.2)	Nil	**(234.2)**
Group turnover		1,847.7	Nil	**1,847.7**	1,849.3	Nil	**1,849.3**
Continuing group operations		1,847.7	Nil	**1,847.7**	1,833.1	Nil	**1,833.1**
Discontinued operations		Nil	Nil	Nil	16.2	Nil	**16.2**
		1,847.7	Nil	**1,847.7**	1,849.3	Nil	**1,849.3**
Operating costs (including asset impairment)		(1,753.8)	(61.3)	**(1,815.1)**	(1,750.4)	(454.4)	**(2,204.8)**
Other operating income	2	54.2	Nil	**54.2**	95.2	Nil	**95.2**
Operating profit/(loss) of group companies	1	148.1	(61.3)	**86.8**	194.1	(454.4)	**(260.3)**
Share of operating loss of joint ventures		6.1	(8.4)	**(2.3)**	(8.8)	(13.0)	**(21.8)**
Share of operating profit from interest in associates		12.4	(0.4)	**12.0**	13.6	(0.3)	**13.3**
Total operating profit/(loss): group and share of joint ventures and associates	1	166.6	(70.1)	**96.5**	198.9	(467.7)	**(268.8)**
Represented by:							
Continuing group operations		148.1	(61.3)	**86.8**	193.0	(454.4)	**(261.4)**
Joint ventures and associates		18.5	(8.8)	**9.7**	4.8	(13.3)	**(8.5)**
		166.6	(70.1)	**96.5**	197.8	(467.7)	**(269.9)**
Discontinued operations		Nil	Nil	**Nil**	1.1	Nil	**1.1**
Total operating profit/(loss): group and share of joint ventures and associates		166.6	(70.1)	**96.5**	198.9	(467.7)	**(268.8)**
Profit on sale of properties – continuing operations		Nil	0.5	**0.5**	Nil	2.8	**2.8**
Profit on disposal of Prestwick Airport		Nil	Nil	Nil	Nil	6.8	**6.8**
Profit on disposal of overseas operations		Nil	4.8	**4.8**	Nil	Nil	Nil
Profit/(loss) on ordinary activities before interest and taxation		166.6	(64.8)	**101.8**	198.9	(458.1)	**(259.2)**
Finance charges (net)		(59.8)	Nil	**(59.8)**	(76.0)	Nil	**(76.0)**
Profit/(loss) on ordinary activities before taxation		106.8	(64.8)	**42.0**	122.9	(458.1)	**(335.2)**
Taxation on profit/(loss) on ordinary activities	6	(24.2)	9.2	**(15.0)**	(21.9)	2.8	**(19.1)**
Profit/(loss) on ordinary activities after taxation		82.6	(55.6)	**27.0**	101.0	(455.3)	**(354.3)**
Dividends	10	(34.1)	Nil	**(34.1)**	(49.3)	Nil	**(49.3)**
Retained loss for the year		48.5	(55.6)	**(7.1)**	51.7	(455.3)	**(403.6)**
Earnings/(loss) per share: - Adjusted/Basic	3	6.3p		**2.1p**	7.5p		**(26.4)p**
- Diluted	3	6.3p		**2.1p**	7.5p		**(26.4)p**

Consolidated Balance Sheet

	Notes	Unaudited As at 30 April 2002 £m	Audited As at 30 April 2001 Restated £m
Fixed Assets			
Intangible assets		665.4	699.7
Tangible assets		1,108.9	1,157.1
Investments			
- Investment in joint ventures			
Goodwill		81.4	89.0
Share of gross assets		136.7	101.6
Share of gross liabilities		(97.4)	(83.4)
Shareholder loan notes		10.0	10.0
		130.7	117.2
- Investment in associates		72.8	70.2
- Other investments		3.2	3.1
		1,981.0	2,047.3
Current Assets			
Stocks		50.9	48.4
Debtors and prepaid charges -due within one year		228.5	205.0
-due after more than one year		54.2	34.7
Cash at bank and in hand		150.0	160.4
		483.6	448.5
Creditors: Amounts falling due within one year		(524.0)	(557.6)
Net current liabilities		(40.4)	(109.1)
Total assets less current liabilities		1,940.6	1,938.2
Creditors: Amounts falling due after more than one year		(808.1)	(816.8)
Provisions for liabilities and charges			
- Joint venture – thetrainline.com			
share of gross assets		5.1	Nil
share of gross liabilities		(21.8)	Nil
- Other provisions		(206.7)	(201.1)
Net Assets		909.1	920.3
Capital and reserves			
Equity share capital		6.6	6.6
Share premium account		384.4	781.5
Profit and loss account		514.8	128.7
ESOP distribution reserve		1.6	1.8
Capital redemption reserve		1.7	1.7
Shareholders' Funds – Equity	7	909.1	920.3

Consolidated Statement of Total Recognised Gains and Losses

	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 Restated £m
Profit/(loss) for the financial year	27.0	(354.3)
Translation differences on foreign currency net investments	(5.5)	57.7
UK tax effect of translation differences on foreign currency net investments	(4.8)	Nil
Share of other recognised gains and losses of associates	(0.2)	1.3
Total recognised gains and losses relating to the year	16.5	(295.3)
Prior year adjustment for deferred taxation (as explained in Note 5)	(88.6)	
Total recognised losses since last Annual Report and Accounts	(72.1)	

There are no recognised gains and losses of joint ventures other than the Group's share of their profits or losses for each financial year.

Consolidated Cash Flow Statement

	Notes	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 £m
Net cash inflow from operating activities	8	256.9	306.4
Dividends from joint ventures and associates		5.0	6.1
Returns on investments and servicing of finance			
Interest paid		(61.7)	(82.2)
Interest element of hire purchase and lease finance		(7.6)	(8.9)
Interest received		8.4	14.9
Net cash outflow from returns on investments and servicing of finance		(60.9)	(76.2)
Taxation		(16.7)	(8.2)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(82.4)	(93.7)
Sale of tangible fixed assets		5.4	10.1
Net cash outflow for capital expenditure and financial investment		(77.0)	(83.6)
Acquisitions and disposals			
Acquisition of subsidiaries	8	(25.2)	(38.7)
Net cash acquired with subsidiaries		0.3	0.8
Purchase of goodwill		(0.1)	(0.1)
Purchase of investments in joint ventures and associates		(1.5)	(2.5)
Purchase of other investments		(0.3)	(1.2)
Cash of disposed subsidiaries	8	(0.8)	(0.2)
Disposal of subsidiaries and other businesses	8	16.1	37.6
Disposal of other investments		2.0	2.9
Net cash outflow from acquisitions and disposals		(9.5)	(1.4)
Equity dividends paid		(49.8)	(50.2)
Net cash inflow before financing		48.0	92.9
Financing			
Sale of tokens		14.8	16.0
Redemption of tokens		(13.4)	(14.6)
Issue of share capital for cash		1.3	0.3
Repurchase of own shares		Nil	(178.8)
Cost of bond redemption		Nil	(15.4)
Decrease in collateral balances		38.2	23.5
Decrease in borrowings		(12.2)	(505.2)
Repayments of hire purchase and lease finance		(48.2)	(54.0)
Net cash outflow from financing		(19.5)	(728.2)
Increase/(decrease) in cash during the year	8	28.5	(635.3)
Free cash flow		184.3	228.1
Free cash flow per share		14.1p	17.0p

Free cash flow comprises net cash inflow from operating activities, dividends from joint ventures and associates, returns on investments and servicing of finance, and taxation.

1 Segmental Analysis

(a) Turnover

	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 £m
Continuing operations		
UK bus	567.9	547.6
Overseas bus	194.7	195.4
Coach USA	682.3	686.4
Total bus continuing operations	1,444.9	1,429.4
Rail	402.8	403.7
Total continuing operations	1,847.7	1,833.1
Discontinued operations		
Prestwick Airport	Nil	16.2
Group turnover	1,847.7	1,849.3
Share of joint ventures' turnover		
- Train operating companies	261.2	232.8
- thetrainline.com	11.7	5.7
- Elimination of inter-segment turnover	(9.2)	(4.3)
Group turnover and share of joint ventures' turnover	2,111.4	2,083.5

Due to the nature of the Group's business, the origin and destination of turnover is the same in all cases.

1 Segmental Analysis (continued)

(b) Operating profit/(loss)

	Unaudited Year to 30 April 2002			Audited Year to 30 April 2001 Restated		
	Performance Pre goodwill and exceptionals	Goodwill and Exceptional items	**Results for the year**	Performance Pre goodwill and exceptionals	Goodwill and exceptional items	**Results for the year**
	£m	£m	**£m**	£m	£m	**£m**
Continuing operations						
UK bus	71.1	Nil	**71.1**	73.4	(1.5)	**71.9**
Overseas bus	34.1	Nil	**34.1**	35.8	Nil	**35.8**
Coach USA	41.2	(19.6)	**21.6**	67.1	Nil	**67.1**
Total bus continuing operations	146.4	(19.6)	**126.8**	176.3	(1.5)	**174.8**
Rail	31.3	Nil	**31.3**	45.6	Nil	**45.6**
Total continuing operations	177.7	(19.6)	**158.1**	221.9	(1.5)	**220.4**
Discontinued operations						
Prestwick airport	Nil	Nil	Nil	1.1	Nil	**1.1**
	177.7	(19.6)	**158.1**	223.0	(1.5)	**221.5**
Group overheads	(23.0)	Nil	**(23.0)**	(21.1)	Nil	**(21.1)**
Goodwill impairment	Nil	Nil	**Nil**	Nil	(393.3)	**(393.3)**
Annual goodwill amortisation	Nil	(41.7)	**(41.7)**	Nil	(59.6)	**(59.6)**
Restructuring costs						
- Continuing operations	(6.6)	Nil	**(6.6)**	(7.8)	Nil	**(7.8)**
Total operating profit/(loss) of Group companies	148.1	(61.3)	**86.8**	194.1	(454.4)	**(260.3)**
Share of operating profit/(loss) of joint ventures						
- Train operating companies	10.8	Nil	**10.8**	(2.8)	(0.7)	**(3.5)**
- thetrainline.com	(4.4)	Nil	**(4.4)**	(5.7)	(4.0)	**(9.7)**
- Other	(0.3)	Nil	**(0.3)**	(0.3)	Nil	**(0.3)**
Goodwill amortised on investment in joint ventures	Nil	(8.4)	**(8.4)**	Nil	(8.3)	**(8.3)**
Share of operating profit of associates	12.4	Nil	**12.4**	13.6	Nil	**13.6**
Goodwill amortised on investment in associates	Nil	(0.4)	**(0.4)**	Nil	(0.3)	**(0.3)**
Total operating profit/(loss): Group, joint ventures and associates	166.6	(70.1)	**96.5**	198.9	(467.7)	**(268.8)**

Goodwill amortisation of £41.7m (2001: £59.6m) is analysed as UK Bus £0.7m (2001: £0.5m), Overseas bus £9.2m (2001: £9.0m) and Coach USA £31.8m (2001: £50.1m).

2 Other Operating Income

	Unaudited Year to 30 April 2002	Audited Year to 30 April 2001
	£m	£m
Miscellaneous revenue	47.5	51.6
Losses on disposal of assets, other than properties	(0.1)	(0.5)
Rail franchise support	6.8	44.1
	54.2	95.2

Miscellaneous revenue comprises revenue incidental to the Group's principal activity. It includes advertising income, maintenance income and property income.

As a result of the Office of the Rail Regulator's review of access charges, the charges payable by South West Trains Limited to Railtrack have reduced during the year. There has been a corresponding decrease in franchise receipts, which have been reduced under Schedule 18.1 of the Track Access Agreement, to offset, on a no-gain no-loss basis the lower track access charges. The £6.8 million (2001 - £44.1 million) rail franchise support shown above reflects these changes.

3 Earnings/(loss) per share

Earnings/(loss) per share have been calculated in accordance with FRS 14 "Earnings per Share" by calculating Group profit/(loss) on ordinary activities after tax, divided by the weighted average number of shares in issue during the year based on the following:

	Unaudited Year to 30 April 2002			Audited Year to 30 April 2001 Restated		
	Earnings/ (loss)	Weighted average number of shares	**Earnings/ (loss) per share**	Earnings/ (loss)	Weighted average number of shares	**Earnings/ (loss) per share**
	£m	Million	**pence**	£m	Million	**pence**
Adjusted (pre goodwill and exceptional items)	82.6	1,309.9	**6.3**	101.0	1,341.7	**7.5**
Basic	27.0	1,309.9	**2.1**	(354.3)	1,341.7	**(26.4)**
Dilutive shares - Executive Share Option Scheme	-	0.1	Nil	-	0.1	Nil
- Employee SAYE Scheme	-	0.2	**Nil**	-	0.3	**Nil**
Diluted	27.0	1,310.2	**2.1**	(354.3)	1,342.1	**(26.4)**
Exclude goodwill and exceptional items	55.6	-	**4.2**	455.3	-	**33.9**
Diluted excluding goodwill and exceptional items	82.6	1,310.2	**6.3**	101.0	1,342.1	**7.5**

Earnings/(loss) per share before goodwill and exceptional items is calculated after adding back goodwill amortisation and exceptional items after taking account of taxation, as shown on the consolidated profit and loss account. This has been presented to allow the shareholders to gain a clearer understanding of the underlying performance.

4 Exceptional items

The following items have been treated as exceptional:

	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 Restated £m
Provision for losses on operations to be terminated or sold	(9.9)	Nil
Impairment of tangible fixed assets at Coach USA	(9.7)	Nil
Provision for environmental work	Nil	(1.5)
Impairment of goodwill at Coach USA	Nil	(393.3)
Share of joint venture exceptional items	Nil	(4.7)
Profit on disposal of Prestwick Airport	Nil	6.8
Profit on disposal of overseas operations	4.8	Nil
Profit on sale of properties	0.5	2.8
	(14.3)	(389.9)
Tax effect of exceptional items	5.6	Nil
	(8.7)	(389.9)

Following the terrorist attacks in the USA on September 11, the Group took immediate steps to reduce the cost base of Coach USA. Two exceptional items are related to this. Approximately 330 vehicles that were not required to meet volumes following September 11 were withdrawn from service. Since these vehicles will not generate revenue for a period of time, an exceptional impairment loss of £9.7m was recorded against the carrying value of these vehicles. Also, the Group committed to the sale or closure of a number of businesses. The sale or closure of these businesses gave rise to an exceptional charge of £9.9m, being the write-down of irrecoverable asset values (including goodwill) together with termination payments and other closure costs.

The prior year impairment of goodwill at Coach USA of £393.3m was determined in accordance with FRS 11, "Impairment of fixed assets and goodwill" to ensure that the assets of Coach USA were stated at no more than their recoverable amount, being the higher of net realisable value and value in use. The loss of £393.3m was the aggregate loss determined as the sum of the losses estimated from impairment reviews of each individual income-generating unit within Coach USA. The carrying value of Coach USA goodwill as at 30 April 2002 has been compared to its estimated recoverable amount. There was a substantial reduction in US business in the immediate aftermath of September 11. However, the Group took prompt action to establish a lower and more efficient cost base. Activity has subsequently recovered albeit not to the levels that were being experienced prior to September 11. Although underlying revenues in May and June are below the prior year, the directors believe that no further impairment write-down is required at this time. The Group has announced that a full review of its North American business will be undertaken by December 2002.

Further information on disposals is given in note 8(f).

5 Prior year adjustment

The Group policy for accounting for deferred tax was changed during the year to comply with FRS 19. The comparative figures in the primary statements and notes have been restated to reflect the new policy.

The effect of the change is summarised below:

	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 £m
Profit and loss account		
Increase in goodwill amortisation	(0.5)	(1.4)
Increase in impairment of goodwill	Nil	(17.3)
Increase in tax charge	(8.4)	(3.3)
Decrease in profit for the financial year	(8.9)	(22.0)
Statement of total recognised gains and losses		
Increase in translation gain	0.9	2.0
Balance sheet		
Increase in intangible assets – goodwill	6.2	6.8
Increase in deferred tax provision	(102.8)	(95.4)
Decrease in net assets	(96.6)	(88.6)
Decrease in profit and loss account reserve	(96.6)	(88.6)

6 Taxation on profit/(loss) on ordinary activities

	Unaudited Year to 30 April 2002			**Audited Year to 30 April 2001 Restated**		
	Performance Pre goodwill and exceptionals £m	Goodwill and exceptional items £m	**Results for the year £m**	Performance Pre goodwill and exceptionals £m	Goodwill and exceptional items £m	**Results for the year £m**
Current tax:						
Corporation tax at 30% (2001: 30%)	(12.6)	Nil	**(12.6)**	(17.0)	Nil	**(17.0)**
Prior year over provision for corporation tax	Nil	Nil	Nil	1.2	Nil	**1.2**
Share of joint ventures' current tax	(0.2)	Nil	**(0.2)**	(0.9)	Nil	**(0.9)**
Share of associates' current tax	(3.1)	Nil	**(3.1)**	(0.4)	Nil	**(0.4)**
Foreign taxation	(2.5)	Nil	**(2.5)**	(2.8)	Nil	**(2.8)**
Total current tax	(18.4)	Nil	**(18.4)**	(19.9)	Nil	**(19.9)**
Deferred taxation:						
Origination and reversal of timing differences	(7.4)	9.2	**1.8**	(2.0)	2.8	**0.8**
Adjustments in respect of prior periods	1.6	Nil	**1.6**	Nil	Nil	**Nil**
Total deferred tax	(5.8)	9.2	**3.4**	(2.0)	2.8	**0.8**
Tax on profit on ordinary activities	(24.2)	9.2	**(15.0)**	(21.9)	2.8	**(19.1)**

7 Reconciliation of Movements in Consolidated Shareholders' Funds

	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 Restated £m
Profit/(loss) for the financial year	27.0	(354.3)
Dividends	(34.1)	(49.3)
	(7.1)	(403.6)
Goodwill sold, previously written off to reserves	3.7	2.5
Other recognised gains and losses relating to the year	(10.5)	59.0
New share capital issued less costs	2.9	1.8
ESOP distribution reserve decrease	(0.2)	Nil
Shares repurchased	Nil	(62.0)
Net reduction in shareholders' funds	(11.2)	(402.3)
Opening shareholders' funds as previously stated	1,008.9	1,391.2
Prior year adjustment (note 5)	(88.6)	(68.6)
Opening shareholders' funds as restated	920.3	1,322.6
Closing shareholders' funds	909.1	920.3

8 Consolidated cash flows

(a) Reconciliation of operating profit/(loss) to net cashflow from operating activities

	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 Restated £m
Operating profit/(loss) of Group companies	86.8	(260.3)
Depreciation	112.7	111.2
Impairment of tangible fixed assets at Coach USA	9.7	Nil
Impairment of goodwill at Coach USA	Nil	393.3
Loss on sale of tangible fixed assets, other than properties	0.1	0.5
Goodwill amortisation	41.7	59.6
Provision for losses on operations to be terminated or sold	9.9	Nil
Increase in stocks	(3.1)	(7.9)
Increase in debtors	(6.6)	(0.7)
ESOP provided for	1.8	1.9
(Decrease)/increase in creditors	(4.1)	6.4
Increase in provisions	8.0	2.4
Net cash inflow from operating activities	256.9	306.4

(b) Reconciliation of net cashflow to movement in net debt

	Unaudited Year to 30 April 2002 £m	Audited Year to 30 April 2001 £m
Increase/(decrease) in cash	28.5	(635.3)
Bond repayments	77.7	160.6
Cash flow from (decrease)/increase in debt and lease financing	(17.3)	398.6
	88.9	(76.1)
Loans and finance leases of acquired/disposed subsidiaries	0.5	(27.4)
Other movements	(40.1)	(109.1)
Movement in cash collateral	(38.2)	(23.5)
Decrease/(increase) in net debt	11.1	(236.1)
Opening net debt	(785.7)	(549.6)
Closing net debt	(774.6)	(785.7)

(c) Analysis of net debt

	Opening £m	Cash flows £m	Cash collateral £m	Acquisitions/ Disposals £m	Other Movements £m	Closing £m
Cash	79.3	28.5	Nil	Nil	(0.3)	107.5
Cash collateral	80.7	(37.8)	(0.4)	Nil	Nil	42.5
HP and lease obligations	(124.6)	48.2	Nil	2.6	(32.7)	(106.5)
Bank loans and loan stock	(228.4)	(65.9)	0.4	(2.1)	(18.0)	(314.0)
Bonds	(592.7)	77.7	Nil	Nil	10.9	(504.1)
Totals	(785.7)	50.7	Nil	0.5	(40.1)	(774.6)

The net total of cash and cash collateral of £150.0m (2001 - £160.0m) is classified in the balance sheet as £150.0m (2001 - £160.4m) in cash at bank and in hand and £Nil (2001 - £0.4m) in bank overdrafts within creditors: amounts falling due within one year.

(d) Restricted cash

Included in cash at 30 April 2002 are balances held in trust in respect of loan stock of £41.1m (2001 - £41.5m), South West Trains season tickets of £Nil (2001 - £30.5m), South West Trains performance bond cash of £Nil (2001 - £7.3m) and Coach USA Letter of Credit collateral cash of £1.4m (2001 – £1.4m).

(e) Purchase of subsidiary undertakings

	Coach USA £m	UK Bus £m	Total £m
Net assets acquired	0.9	Nil	0.9
Goodwill	20.5	0.8	21.3
	21.4	0.8	22.2
Consideration			
Cash and acquisition expenses paid in year	20.5	0.8	21.3
Loan notes issued	0.6	Nil	0.6
Deferred consideration	0.3	Nil	0.3
	21.4	0.8	22.2

The cash paid during the year in respect of the purchase of subsidiary undertakings was as follows:	£m
Cash paid in respect of acquisitions in year (see above)	21.3
Deferred consideration in respect of Fullers Ferries	1.5
Deferred consideration in respect of Coach USA acquisitions	2.4
	25.2

Companies acquired in the year did not have a material impact on cash flows.

(f) Disposal of businesses

	Coach USA £m	Stagecoach Portugal £m	Other Overseas £m	Total £m
Net assets disposed	9.0	1.8	1.4	12.2
Provisions for losses on operations to be sold or terminated	(9.9)	Nil	Nil	(9.9)
Unutilised provision as at 30 April 2002	1.7	Nil	Nil	1.7
Profit/(loss) on disposal	Nil	6.0	(1.2)	4.8
Goodwill previously written off to reserves	Nil	3.0	0.7	3.7
Proceeds on disposal	0.8	10.8	0.9	12.5
Satisfied by:				
Cash received in year	0.8	10.8	0.9	12.5

Net cash inflows in respect of the disposals comprised:

Cash consideration	0.8	10.8	0.9	12.5
Cash at bank and in hand on disposal	Nil	(0.8)	Nil	(0.8)
	0.8	10.0	0.9	11.7
Cash received in year relating to deferred consideration on disposals in prior year				3.6
				15.3

9 Accounting Policies

The Group has adopted FRS19, "Deferred Tax" in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The Urgent Issues Task Force has issued a number of new abstracts that are effective for these accounts. None of these abstracts materially impact the reported results for the year.

10 Dividend

Subject to shareholder approval, a final dividend of 1.3p per ordinary share is proposed (2001 – 2.5p). This dividend will be paid on 9 October 2002 to all those shareholders on the register on 6 September 2002.

11 Post balance sheet event

On 22 July 2002, Virgin Rail Group announced that it had agreed revised commercial terms with the UK's Strategic Rail Authority for its two UK rail franchises.

12 Statutory Accounts

The financial information set out above does not constitute the Group's statutory accounts for the years ended 30 April 2002 and 30 April 2001. Statutory accounts for 2001, which received an unqualified audit report, have been delivered to the Registrar of Companies. The auditors have not yet reported on the accounts for the year ended 30 April 2002, nor have any such accounts been delivered to the Registrar of Companies. Statutory accounts for 2002 will be forwarded to all shareholders in due course and will also be available on the Group's website and at the registered office of the company, 10 Dunkeld Road, Perth, PH1 5TW.

The board of directors approved this preliminary announcement on 22 July 2002.

22nd July 2002

STAGECOACH GROUP WELCOMES VIRGIN RAIL DEAL

Stagecoach Group today welcomed an agreement between Virgin Rail Group and the Strategic Rail Authority on both West Coast Main Line and Cross Country franchises.

The new agreement stabilises both franchises whilst issues relating to West Coast route modernisation are resolved. The agreement also provides a process for renegotiating long term franchise agreements from the next financial year.

In the meantime, the SRA has committed to provide short term financial support for the benefit of passengers, to protect both franchises and enable the introduction of new train fleets to continue to schedule.

Brian Souter, of Stagecoach Group, said the agreement benefited passengers, taxpayers and shareholders.
"I am delighted that the SRA has acted to ensure that passengers do not suffer unduly and that both franchises continue to operate. This agreement ensures that the new rolling stock, the most exciting new trains in the country, will make Virgin Trains the flagship for Britain's railways."

Details of the franchise negotiations include:-

- Both WCML and XC to be run under SRA support until March 2003.
- WCML franchise to be renegotiated with Virgin Rail Group from March 2003. If no agreement, VRG will run the franchise under a management contract for a 2% fee of revenue until an agreement is reached.
- XC franchise to be renegotiated with Virgin Rail Group from March 2004. If no agreement, VRG will run the franchise under a management contract for a 1% fee of revenue until an agreement is reached, or alternatively the SRA may put the franchise out to other bidders.
- Once both franchises are renegotiated, they will operate on the basis of a normal railway franchise risk with an appropriate rate of return.

In the meantime, Virgin Trains will continue to introduce its new train fleets, with Virgin Voyagers replacing the entire Cross Country fleet by the end of the year.

On West Coast Main Line, Virgin's new Pendolino trains will carry first passengers tomorrow (July 23), and will be gradually introduced as Network Rail continues to upgrade the route.

Inquiries to:

Robert Ballantyne, Stagecoach Group – 01738 442 111
John Kiely, Smithfield Financial – 020 7360 4900

Notes to editors:

Virgin Rail Group is a joint venture between the Virgin group of companies (51%) and Stagecoach Group plc (49%)

In 1997 Virgin Rail Group was awarded the West Coast Main Line franchise and the Cross Country franchise until 2012.

Virgin Rail has placed orders to replace its entire train fleet within the next 18 months; 78 Bombardier Voyagers worth £1 billion for Cross Country, which are now going into service, and 53 Alstom Pendolinos worth £1.2 billion for West Coast Main Line, which are under test and in build.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGECOACH GROUP

By:

Name: Martin Griffiths
Title: Finance Director

Dated: 22 July 2002